Filed pursuant to Rule 424(b)(3)

Registration No. 333-248850

TRINITY CAPITAL INC.

Supplement No. 2 dated December 29, 2020

to

Prospectus dated October 20, 2020

This Supplement No. 2 dated December 29, 2020 (this “Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Trinity Capital Inc. (“we,” “us,” “our,” and the “Company”) dated October 20, 2020, as previously supplemented and amended (as so supplemented and amended, the “Prospectus”), and is part of, and should be read in conjunction with, the Prospectus. The Prospectus and this Supplement have been filed with the U.S. Securities and Exchange Commission and are available free of charge at www.sec.gov or by contacting us at 3075 West Ray Road, Suite 525, Chandler, Arizona 85226, calling us at (480) 374-5350 or visiting our corporate website located at www.trincapinvestment.com. Information on our website is not incorporated into or a part of the Prospectus and this Supplement. Capitalized terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in our 7.00% Notes due 2025 (the “Notes”), you should read carefully the Prospectus and this Supplement and consider carefully our investment objective, risks and expenses, including the discussion of the material risks of investing in the Notes in “Risk Factors” beginning on page 22 of the Prospectus and any other risk factors included in this Supplement. Investing in the Notes involves a high degree of risk, including credit risk and the risk of the use of leverage, and is highly speculative.

RECENT DEVELOPMENTS

Convertible Notes

General

On December 11, 2020, in reliance on the available exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Company issued and sold $50 million in aggregate principal amount of its 6.00% Convertible Notes due 2025 (the “Convertible Notes”). The Convertible Notes were issued pursuant to an Indenture, dated as of January 16, 2020 (the “Base Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), and a Second Supplemental Indenture, dated as of December 11, 2020 (the “Second Supplemental Indenture” and, together with the Base Indenture, the “Convertible Notes Indenture”), between the Company and the Trustee. The sale of the Convertible Notes, at an original issuance price of 97.376% of the aggregate principal thereof, generated net proceeds of approximately $47.1 million, after deducting an initial purchaser’s discount and placement agent fee of approximately $1.3 million payable by the Company and offering expenses of approximately $0.4 million payable by the Company.

The Convertible Notes mature on December 11, 2025 (the “Convertible Notes Maturity Date”), unless earlier converted or repurchased in accordance with their terms. The Convertible Notes bear interest at a rate of 6.00% per year, subject to additional interest upon certain events, payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 2021. If an investment grade rating is not maintained with respect to the Convertible Notes, additional interest of 0.75% per year will accrue on the Convertible Notes until such time as the Convertible Notes have received an investment grade rating of “BBB-” (or its equivalent) or better.

The Convertible Notes are direct unsecured obligations of the Company and rank equal in right of payment to the Company’s existing and future unsecured indebtedness that is not so subordinated; senior in right of payment to the Company’s future indebtedness that is expressly subordinated in right of payment to the Convertible Notes; effectively junior in right of payment to the Company’s existing and future secured indebtedness (including unsecured indebtedness that the Company later secures) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness and other obligations of any of the Company’s subsidiaries. No sinking fund is provided for the Convertible Notes.

Holders may convert their Convertible Notes, at their option, at any time on or prior to the close of business on the business day immediately preceding the Convertible Notes Maturity Date. The conversion rate is initially 66.6667 shares of the Company’s common stock, per $1,000 principal amount of the Convertible Notes (equivalent to an initial conversion price of approximately $15.00 per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the Convertible Notes Maturity Date, the Company will increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with such a corporate event in certain circumstances. Upon conversion of the Convertible Notes, the Company will pay or deliver, as the case may be, cash, shares of common stock, or a combination of cash and shares of common stock, at the Company’s election, per $1,000 principal amount of the Convertible Notes, equal to the then existing conversion rate.

At the Company’s option, it may cause holders to convert all or a portion of the then outstanding principal amount of the Convertible Notes plus accrued but unpaid interest, but excluding the date of such conversion, at any time on or prior to the close of business on the business day immediately preceding the Convertible Notes Maturity Date, if, following the listing of the Company’s common stock on a national securities exchange, the closing sale price of the common stock on such national securities exchange for any 30 consecutive trading days exceeds 120% of the conversion price, as may be adjusted. Upon such conversion, the Company will pay or deliver, as the case may be, cash, shares of common stock, or a combination of cash and shares of common stock, at the Company’s election, per $1,000 principal amount of the Convertible Notes, equal to the then existing conversion rate, and a forced conversion make-whole payment, if any, in cash.

In addition, if the Company undergoes a fundamental change (as defined in the Second Supplemental Indenture), holders may require the Company to repurchase for cash all or part of such holders’ Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Convertible Notes Indenture contains certain covenants, including covenants requiring the Company to (i) comply with Section 18(a)(1)(A) as modified by Section 61(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), as may be applicable to the Company from time to time or any successor provisions, whether or not the Company continues to be subject to such provisions of the 1940 Act, (ii) comply with Section 18(a)(1)(B) as modified by Section 61(a) of the 1940 Act, as may be applicable to the Company from time to time or any successor provisions, whether or not the Company continues to be subject to such provisions of the 1940 Act, (iii) provide certain financial information to the holders of the Convertible Notes and the Trustee if the Company ceases to be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and (iv) use its commercially reasonable efforts to maintain a rating on the Convertible Notes at all times. These covenants are subject to important limitations and exceptions that are described in the Convertible Notes Indenture.

Convertible Notes Registration Rights Agreement

On December 11, 2020, in connection with the closing of the offering and sale of the Convertible Notes, the Company entered into a registration rights agreement (the “Convertible Notes Registration Rights Agreement”) with Keefe, Bruyette & Woods, Inc. for the benefit of the holders of the Convertible Notes and the shares of common stock issuable upon conversion of the Convertible Notes.

Under the Convertible Notes Registration Rights Agreement and subject to the terms and conditions set forth therein, the Company has agreed to use its commercially reasonable efforts to file with or confidentially submit to the SEC a registration statement registering resales of the Convertible Notes under the Securities Act by the holders thereof within 180 days after December 11, 2020 (the “Convertible Notes Issue Date”) (or if such 180th day is not a business day, the next succeeding business day).

The Company has also agreed to use its commercially reasonable efforts to cause such resale registration statement related to the Convertible Notes to be declared effective by the SEC at the earliest possible time after the initial submission or filing thereof, but in no event later than 270 days after the Convertible Notes Issue Date (or if such 270th day is not a business day, the next succeeding business day), and to continuously maintain such resale registration statement’s effectiveness under the Securities Act, subject to certain permitted blackout periods, for the period described in the Convertible Notes Registration Rights Agreement.

In addition, under the Convertible Notes Registration Rights Agreement and subject to the terms and conditions set forth therein, the Company has agreed to file with or confidentially submit to the SEC a registration statement registering under the Securities Act resales of the shares of common stock to be issued upon the conversion of the Convertible Notes, including shares issued by stock dividend, stock distribution, stock split or otherwise thereupon at the time of such submission or filing, as soon as reasonably practicable after the later of (i) the completion of an initial public offering of the Company’s equity or equity-linked securities, including the Company’s common stock, and the listing of such securities on a national securities exchange (collectively, an “IPO”) and (ii) the date that is 180 days after the Convertible Notes Issue Date (or, if such 180th day is not a business day, the next succeeding business day).

The Company has also agreed to use its commercially reasonable efforts to cause such resale registration statement related to the shares of common stock to be issued upon conversion of the Convertible Notes to be declared effective by the SEC no later than six months after the completion of an IPO and concurrently therewith cause such shares of common stock to be listed on a national securities exchange, and to continuously maintain such resale registration statement’s effectiveness under the Securities Act, subject to certain permitted blackout periods, for the period described in the Convertible Notes Registration Rights Agreement.

The Company can offer no assurance that it will file any such resale registration statements, that the SEC will ever declare either of such resale registration statements effective, or that the shares of common stock issued upon conversion of the Convertible Notes will ever be listed on a national securities exchange.

Amended and Restated Common Stock Registration Rights Agreement

On December 15, 2020, at the 2020 annual meeting of stockholders, the Company’s stockholders approved amending and restating the common stock registration rights agreement, dated as of January 16, 2020, to change the registration deadline set forth therein to December 31, 2021 from December 31, 2020. As a result, the common stock registration rights agreement was so amended and restated effective as of December 15, 2020.

Board of Directors

Election of Director

On and effective December 22, 2020, the Board of Directors of the Company (the “Board”) increased the size of the Board to six directors from five directors and elected Michael E. Zacharia as a director of the Company to fill the newly created directorship. Mr. Zacharia was elected to serve as a Class 1 director for a term expiring at the 2021 annual meeting of stockholders of the Company and until his successor is duly elected and qualified. He was also appointed to serve on the nominating and corporate governance committee and the compensation committee of the Board. The Board and its nominating and corporate governance committee determined that Mr. Zacharia is not an “interested person” (as defined in Section 2(a)(19) of the 1940 Act) of the Company.

Mr. Zacharia, age 68, has been an executive coach and consultant to Fortune 150 companies, privately-held companies, non-profit organizations, and higher education institutions since 2008 and has served on the Advisory Board for the Center for Advanced Coaching since 2009. In addition, he has taught Cross-Cultural Negotiations and Dispute Resolution as an Adjunct Professor of Law at the Straus Institute for Dispute Resolution at the Pepperdine University School of Law since 2009 and was the Co-Director of the Pacis Project on Faith Based Diplomacy, a joint venture between Pepperdine University and the International Center for Religion and Diplomacy in Washington D.C., from 2008 to 2012.

Previously, Mr. Zacharia served on the board of directors of Martha Stewart Living Omnimedia, Inc., a diversified media and merchandising company, during 2013 and served as the Executive Vice President for Business Development, the General Counsel and the Secretary of DFS Group Limited, a travel retail company, from 1996 to 2007. Prior to joining DFS Group Limited, Mr. Zacharia was a partner at the law firm of Wiley Rein LLP from 1989 to 1995. He also previously served as the Assistant Secretary of Commerce for Export Administration, the Deputy Assistant Secretary of State for International Trade Controls, and Special Counsel to the Undersecretary for International Trade in the Commerce Department. In addition, Mr. Zacharia was previously selected as a White House Fellow and served as Special Assistant in the office of the U.S. Secretary of State.

Composition of Committees

As a result of the appointment of Mr. Zacharia to the nominating and corporate governance committee and the compensation committee of the Board, such committees consist of the following directors effective as of December 22, 2020, each of which is not an “interested person” (as defined in Section 2(a)(19) of the 1940 Act) of the Company:

•	Nominating and Corporate Governance Committee: Edmund G. Zito (Chair), Richard R. Ward and Michael E. Zacharia

•	Compensation Committee: Richard R. Ward (Chair), Ronald E. Estes and Michael E. Zacharia

The composition of the audit committee of the Board was not changed and continues to consist of Ronald E. Estes (Chair), Edmund G. Zito and Richard R. Ward.

Dividend Declaration

On December 22, 2020, the Board declared a dividend of $0.27 per share payable on January 15, 2021 to stockholders of record as of December 30, 2020.

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